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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934





                            BROCK INTERNATIONAL, INC
                                 Name of Issuer


                                  COMMON STOCK
                          Title of Class of Securities

                                    111635108
                                  CUSIP Number
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
Item 1(a). Name of Issuer:
                           BROCK INTERNATIONAL, INC

Item 1(b). Address of Issuers Principal Executive Offices:
                           2859 PACES FERRY ROAD, SUITE 1000
                           ATLANTA, GEORGIA 30339


Item 2(a). Name of Person Filing:
                           RICHARD T. BROCK

Item 2(b). Residence address:
                           100 ANCHOR DRIVE #140
                           KEY LARGO, FLORIDA 33037


Item 2c. Citizenship :
                           USA

Item 2(d). Title of Class of Securities:
                           COMMON STOCK

Item 2(e). CUSIP Number:
                           111635108

Item 3: N/A

Item 4: Ownership:
                  (a)  Amount beneficially owned:                                   1,768,224
                  (b)  Percent of Class:                                            35.1%
                  (c)  Number of Shares as which such person has:
                           (i)   sole power to vote or to direct vote               1,768,224
                           (ii)  shared power to vote or to direct vote             NONE
                           (iii) sole power to dispose or direct disposition of :   1,768,224
                           (iv)  shared power to dispose or direct disposition of:  NONE

Item 5:           Ownership of Five Percent or Less of a Class                      N/A

Item 6:           Ownership of More than Five Percent on Behalf of
                  Another Person:                                                   N/A

Item 7:           Identification and Classification of the Subsidiary which         N/A
                  Acquired the Security Being Reported on by the Parent
                  Holding Company.

Item 8:           Identification and Classification of Members of the Group         N/A

Item 9:           Notice of Dissolution of Group                                    N/A

Item 10:          Certification:                                                    N/A
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         SIGNATURES:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as of December 31, 1997 is true, complete, and correct.

                           DATE: February 3, 1998

                           SIGNATURE: /s/ Richard T. Brock

                           NAME: Richard T. Brock